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                                                                     EXHIBIT 12


                         WELCOMETO SEARCH ENGINE, INC.
                             555-425 Carrall Street
                          Vancouver, British Columbia
                                    V6B 6E3


January 21, 1999

Ken Bradley
2-1176 West 15th Avenue
Vancouver, B.C. V6H 1R8


Dear Ken Bradley,

Re:      YOUR AGREEMENT TO PROVIDE SERVICES TO WELCOME TO SEARCH ENGINE, INC.

The purpose of this letter is to confirm our understanding on the terms of your agreement to provides services to WelcomeTo Search Engine, Inc. (the "WelcomeTo"). We agree that, as between you and WelcomeTo, the following terms apply.

1.       Independent Contractor Relationship

1.1 We are pleased to confirm that your relationship with WelcomeTo will be on the basis of you being engaged as an arm's length independent contractor providing management services to WelcomeTo. We expect you will devote the whole of your occupational energies toward the business of WelcomeTo.

1.2 Your engagement will commence on the date that this agreement is executed.

1.3 You will be solely responsible for deducting and remitting all withholding taxes, income taxes, Canada Pension Plan deductions, Employment Insurance deductions, and all the deductions required by any applicable statute. Further, you will be solely responsible for and will file all returns required under all applicable federal and provincial statutes, including but not limited to the Income Tax Act, the Canada Pension Plan, and the Employment Insurance Act. You will indemnify WelcomeTo against all claims or assessments for income tax or other statutory deductions which are made under statutory authority arising out of your provision of services to WelcomeTo.

2.       Compensation

2.1 Your compensation for the services provided pursuant to this agreement will be $6,000 per month. You authorize WelcomeTo to deduct from any payment due to you at any time, including any payments with respect to the termination of this agreement, any amounts owed to you by reason of purchases, advances, loans or in recompense for damage to or loss of

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WelcomeTo's property. Your compensation will be reviewed each time WelcomeTo obtains a new financing.

2.2 Benefit levels and compensation will be at WelcomeTo's sole discretion as decided by the from time to time.

3.       Your Obligations to WelcomeTo

3.1 You agree that you will comply with WelcomeTo policies as amended from time to time.

3.2 In the course of your duties, you will obtain knowledge of WelcomeTo matters which are confidential and are not to be disclosed by you at any time except with the approval of WelcomeTo. We confirm you are in a fiduciary relationship with WelcomeTo.

3.3 You acknowledge that, by reason of your agreement to provide services to WelcomeTo, you will acquire certain skills, knowledge and experience, as well as contacts with customers of WelcomeTo and other employees of WelcomeTo who are engaged in the business of WelcomeTo. As a consequence, you agree that, during the performance of the services that are the subject to this agreement, you will not, for any reason, either directly or indirectly, either as an individual or as a partner or joint venturer or as an employee, principal, consultant, agent, shareholder, officer, director or representative for any person, association, organization, or in any manner:

         (a) solicit, service, obtain, or accept orders for products or services competitive with those of WelcomeTo from any of WelcomeTo's actual or prospective customers; or

         (b) commence, engage in, or participate in any business competitive win Mat of WelcomeTo within the geographic area in which WelcomeTo does business; or

         (c) solicit, divert, take away, interfere with, or attempt to induce any employee or agent of WelcomeTo to leave his/her employ or other relationship with WelcomeTo in order to participate in any business competitive with WelcomeTo; or

         (d) take any steps or make any plans whatsoever to commence or join any person or entity concerned with or engaged or interested in a business which is the same as, or competitive with, the business of WelcomeTo.

3.4 You acknowledge and agree that without prejudice to any and all other rights of WelcomeTo, in the event of your violation of any of the covenants contained in this agreement, an injunction or other like remedy, including an interim injunction, will be the only effective remedy to protect WelcomeTo's rights and property.

4        Termination for Cause

4.1 Your relationship with WelcomeTo may be terminated by WelcomeTo at any time for legal cause without notice or payment in lieu of notice.
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5.       Termination Without Came

5.1 At any time, WelcomeTo may terminate your employment without cause by providing notice to you. In the event this agreement is terminated by WelcomeTo on or before January 21, 2000 through WelcomeTo providing you written notice of termination without cause, WelcomeTo is required to pay you $500,000. In the event you are terminated by WelcomeTo providing you written notice of termination without cause, WelcomeTo will pay you $12,000 for each month remaining in the term of this agreement at the time of termination.

6.       Termination by You

6.1 You may terminate this agreement by providing WelcomeTo with 3 months notice. WelcomeTo may elect to waive the requirement that you provide notice, in which case the agreement would end forthwith.

7.       Term of This Relationship

7.1 The term of this agreement will be a two-year duration commencing on the date that this agreement is executed. WelcomeTo may, in its sole discretion, renew this agreement for successive terms of a duration decided by WelcomeTo by providing written notice to you. Absent agreement or notice to you regarding renewal or nonrenewal, this agreement will be deemed to be renewed immediately prior to its expiration for a one-year term.

7.2 While it is the hope of WelcomeTo that you continue in a long term relationship, your commencement of this relationship should not be construed as any guarantee or promise of continued relationship with WelcomeTo.

8.       General

8.1 In the event that any provision of this agreement is declared to be void or invalid by a court of competent jurisdiction or any other adjudicative body whatsoever the remaining provisions or parts of the agreement remain in full force and effect.

8.2 This agreement is governed by and is to be construed according to the laws of the Province of British Columbia.

8.3 A waiver expressed or implied by WelcomeTo of any default by you in the observance or performance of this agreement does not constitute and is not to be construed as a waiver or condonation of any subsequent or other default.

8.4 No modification of this agreement is valid unless made in writing and signed by both parties.

8.5      Time is of the essence of this agreement.

We trust the terms of this letter are agreeable to you. We confirm that you have been provided

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the opportunity to obtain independent legal advice with respect to this agreement. Please signify your acceptance of these terms by signing below.

Yours very truly,


WELCOMETO SEARCH ENGINE, INC.

Per: /S/ Brent Forgeron, President

I accept and agree to the terms of this agreement this 21st day of January, 1999.

/S/ Ken Bradley
[signature]

Ken Bradley
[Print name]